SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

UROVANT SCIENCES LTD.

(Name of the Issuer)

UROVANT SCIENCES LTD.

TITAN LTD.

SUMITOVANT BIOPHARMA LTD.

SUMITOMO DAINIPPON PHARMA CO., LTD.

(Names of Person(s) Filing Statement)

Common Shares, $0.000037453 Par Value Per Share

(Title of Class of Securities)

G9381B108

(CUSIP Number of Class of Securities)

Tsutomu Nakagawa Senior Director, Global Corporate Strategy Sumitomo Dainippon Pharma Co., Ltd. 6-8, Doshomachi 2—chome, Chuo-ku, Osaka 541-0045, Japan +81.3.5159.3300	Bryan Smith Urovant Sciences Ltd. 5281 California Ave., Suite #100 Irvine, CA 92671 +1.949.652.6852

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Jonn R. Beeson Jones Day 3161 Michelson Drive Suite 800 Irvine, California 92612-4408 +1.949.553.7528	Mark D. Peterson O’Melveny & Myers LLP 610 Newport Center Drive, 17th Floor Newport Beach, California 92660 +1.949.823.6971

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$216,694,015.15	$23,641.32

*

Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 11,452,949 common shares of Urovant Sciences Ltd. (“Common Shares”) and $16.25, which is the per share merger consideration payable as described in this Schedule 13E-3, (b) the product of (i) 3,005,789 Urovant common shares issuable upon exercise of options and warrants to purchase Common Shares and (ii) the difference between the per share merger consideration and the weighted average exercise price of such options and warrants of $8.07, and (c) the product of (i) 845,732 Common Shares underlying issued and outstanding stock appreciation rights and (ii) the difference between the per share merger consideration and the strike price of such stock appreciation rights of $9.16, in each case as of December 22, 2020.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001091.
☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,641.32	Filing Party: Urovant Sciences Ltd.

Form or Registration No.: Schedule 14A	Date Filed: December 29, 2020

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Urovant Sciences Ltd., a Bermuda exempted company (the “Company”); (ii) Sumitovant Biopharma Ltd., a Bermuda exempted company limited by shares (“Parent”); (iii) Sumitomo Dainippon Pharma Co., Ltd., a company organized under the laws of Japan (“Sumitomo Dainippon”); and (iv) Titan Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”) (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 12, 2020 (as it may be amended from time to time, the “Merger Agreement”), and a related Statutory Merger Agreement (the “Statutory Merger Agreement”), by and among Parent, Merger Sub, the Company and, solely with respect to Section 9.13 of the Merger Agreement, Sumitomo Dainippon. Pursuant to the Merger Agreement and the Statutory Merger Agreement, upon the satisfaction or waiver of the conditions set forth in the Merger Agreement and the Statutory Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Parent (the “Merger”). If the Merger is completed, and upon the satisfaction or waiver of the conditions set forth in the Merger Agreement and the Statutory Merger Agreement, holders of common shares of the Company, par value $0.000037453 per share (each, a “Common Share”), that are issued and outstanding at the effective time of the Merger (other than Common Shares held by (i) holders who are entitled to and properly demand appraisal of their Common Shares pursuant to the Companies Act of 1981 of Bermuda, as amended (the “Bermuda Companies Act”), (ii) Parent, or (ii) the Company (or its wholly owned subsidiaries)) will be entitled to receive $16.25, in cash, without interest and less any required withholding taxes (the “per share merger consideration”), for each Common Share held. The proposed Merger is a “going-private” transaction under the rules of the SEC. Approximately 70.6% of the combined voting power of the outstanding Common Shares is owned by Parent and its affiliates. Upon completion of the Merger, the Common Shares will no longer be publicly traded, and shareholders (other than Parent) will cease to have any ownership interest in the Company.

The board of directors of the Company (the “Board”) formed a committee (the “Special Committee”) consisting solely of independent and disinterested directors of the Company to, among other things, (i) determine whether to pursue a strategic transaction, including the proposed Merger, (ii) consider and negotiate the terms of any such transaction, and (iii) if deemed advisable to the Special Committee, approve and adopt any such transaction (as described more fully in this Schedule 13E-3 and the Proxy Statement (as defined below)). Pursuant to the authority delegated by the Board, the Special Committee has unanimously (a) determined that the per share merger consideration constitutes fair value for each Common Share in accordance with the Bermuda Companies Act, (b) determined that the terms of the Merger Agreement, the Statutory Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement and the Statutory Merger Agreement are fair to and in the best interests of the Company and its shareholders (including unaffiliated security holders), (c) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the Statutory Merger Agreement, the Merger, and other transactions contemplated by the Merger Agreement and the Statutory Merger Agreement by the Company, and (d) recommended that, subject to the terms of the Merger Agreement, the Company’s shareholders vote in favor of the adoption and approval of the Merger Agreement and the Statutory Merger agreement, the Merger, and the other transactions contemplated by the Merger Agreement and the Statutory Merger Agreement.

Consummation of the Merger is subject to certain customary conditions, including without limitation the adoption and approval of the Merger Agreement, the Statutory Merger Agreement, the Merger and the transactions contemplated thereby by the affirmative votes of the holders of (i) at least 66 2⁄3% of the issued and outstanding Common Shares entitled to vote on such matter and voting at the special general meeting of the Company’s shareholders, and (ii) at least a majority of the outstanding Common Shares that are not held by Parent or its affiliates.

Parent has agreed to vote all Common Shares held by it in favor of the adoption and approval of the Merger Agreement, the Statutory Merger Agreement, the Merger and the transactions contemplated thereby pursuant to a voting and support agreement (the “Voting and Support Agreement”) that was entered into between the Company and Parent concurrently with the execution of the Merger Agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act (Registration No. 001-38667), pursuant to which the Special Committee is soliciting proxies from shareholders of the Company in connection with the Merger Agreement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special General Meeting and the Merger”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Urovant Sciences Ltd.

Suite 1, 3rd Floor

11-12 St. James’s Square

London SW1Y 4LB, United Kingdom

+44 (0)207 400-3347

(b) Securities. The class of securities to which this Transaction Statement relates is the Company’s common shares, par value $0.000037453 per share, of which 32,506,282 shares were issued and outstanding as of December 22, 2020.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Important Information Regarding Urovant Sciences Ltd.-Market Price of Urovant Common Shares”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Urovant Sciences Ltd.-Dividends”

“The Merger Agreement-Conduct of Business Pending the Merger”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Urovant Sciences Ltd.-Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Urovant Sciences Ltd.-Transactions in Urovant Common Shares by Controlling Purchaser”

“Important Information Regarding Urovant Sciences Ltd.-Issuer Purchases of Equity Securities”

“Special Factors-Background to the Merger”

On December 27, 2019, in connection with a definitive transaction agreement entered into on October 31, 2019 by Sumitomo Dainippon, Parent, Roivant Sciences Ltd. (“Roivant”), and certain other parties, Roivant contributed all of the 22,860,013 Common Shares it held to Parent. Because Sumitomo Dainippon’s acquisition of the Common Shares owned by Roivant was only one component of the transaction contemplated by the Roivant transaction agreement, the parties thereto agreed to not indicate or assign a specific consideration amount with respect to Sumitomo Dainippon’s acquisition of the Common Shares from Roivant. The closing price of the Common Shares on December 27, 2019 was $13.33 per share.

Item 3. Identity and Background of Filing Person

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Regarding Urovant Sciences Ltd.”

“Important Information Regarding the Controlling Purchaser”

“The Parties to the Merger”

The information set forth in “Schedule A—Certain Information Concerning the Directors and Executive Officers of Sumitomo Chemical Co., Ltd.” attached hereto is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special General Meeting and the Merger”

“The Merger Agreement-The Merger”

“The Merger Agreement-Effect of the Merger on the Urovant Common Shares and Merger Sub”

“The Merger Agreement-Treatment of Company Equity Awards”

“The Merger Agreement-Payment for Urovant Common Shares and Equity Awards”

“The Merger Agreement-Other Covenants and Agreements”

“The Merger Agreement-Conditions to the Merger”

“The Special General Meeting-Required Vote”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“Special Factors-Certain Effects of the Merger”

“Special Factors-Interests of Urovant’s Directors and Executive Officers in the Merger”

“Special Factors-Anticipated Accounting Treatment of the Merger”

“Special Factors-Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Certain Effects of the Merger”

“Special Factors-Interests of Urovant’s Directors and Executive Officers in the Merger”

“The Merger Agreement-Effect of the Merger on the Urovant Common Shares and Merger Sub”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special General Meeting and the Merger”

“The Merger Agreement-Effect of the Merger on the Urovant Common Shares and Merger Sub”

“Rights of Appraisal”

Annex C: Bermuda Law Appraisal Sections

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) (1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Background of the Merger”

“Special Factors-Interests of Urovant’s Directors and Executive Officers in the Merger”

“Voting and Support Agreement”

“Important Information Regarding Urovant Sciences Ltd.-Transactions in Urovant Common Shares by Controlling Purchaser”

“Important Information Regarding Urovant Sciences Ltd.-Transactions Between Urovant and the Controlling Purchaser”

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“Special Factors-Interests of Urovant’s Directors and Executive Officers in the Merger”

“Voting and Support Agreement”

“The Merger Agreement”

Annex A: Merger Agreement

Voting and Support Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors-Certain Effects of the Merger”

“Special Factors-Interests of Urovant’s Directors and Executive Officers in the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“Voting and Support Agreement”

“The Special General Meeting-Required Vote”

“The Merger Agreement”

“Important Information Regarding Urovant Sciences Ltd.-Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding Urovant Sciences Ltd.-Transactions in Urovant Common Shares by Controlling Purchaser”

“Important Information Regarding Urovant Sciences Ltd.-Transactions Between Urovant and the Controlling Purchaser”

Annex A: Merger Agreement

Voting and Support Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference.

Investor Rights Agreement, dated December 27, 2019, by and among Sumitomo Dainippon Pharma Co., Ltd., Urovant Sciences Ltd., and Sumitovant Biopharma Ltd. is attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Information Sharing and Cooperation Agreement, dated May 21, 2020, by and between Sumitovant Biopharma Ltd. and Urovant Sciences Ltd. is attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors-Certain Effects of the Merger”

“The Merger Agreement-Effect of the Merger on the Urovant Common Shares and Merger Sub”

“The Merger Agreement-Treatment of Company Equity Awards”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“Special Factors-Plans for Urovant After the Merger”

“Special Factors-Certain Effects of the Merger”

“Special Factors-Interests of Urovant’s Directors and Executive Officers in the Merger”

“Voting and Support Agreement”

“The Special General Meeting-Required Vote”

“The Merger Agreement-The Merger”

“The Merger Agreement-Effect of the Merger on the Urovant Common Shares and Merger Sub”

“The Merger Agreement-Treatment of Company Equity Awards”

“The Merger Agreement-Other Covenants and Agreements”

“Important Information Regarding Urovant Sciences Ltd.-Dividends”

“Delisting and Deregistration of Common Shares”

Annex A: Merger Agreement

Voting and Support Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Summary Term Sheet-Purposes and Reasons of the Controlling Purchaser for the Merger”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“Special Factors-Plans for Urovant After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“Special Factors-Plans for Urovant After the Merger”

“Special Factors-Alternatives to the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Summary Term Sheet-Purposes and Reasons of the Controlling Purchaser for the Merger”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“Special Factors-Plans for Urovant After the Merger”

“Special Factors-Certain Effects of the Merger”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

Annex B: Opinion of Lazard

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special General Meeting and the Merger”

“Summary Term Sheet”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“Special Factors-Plans for Urovant After the Merger”

“Special Factors-Certain Effects of the Merger”

“Special Factors-Interests of Urovant’s Directors and Executive Officers in the Merger”

“Special Factors-Anticipated Accounting Treatment of the Merger”

“Special Factors-Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement-The Merger”

“The Merger Agreement-Effect of the Merger on the Urovant Common Shares and Merger Sub”

“The Merger Agreement-Treatment of Company Equity Awards”

Item 8. Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Opinion of Financial Advisor to the Special Committee”

“Summary Term Sheet-Purposes and Reasons of the Controlling Purchaser for the Merger”

“Summary Term Sheet-Interests of Urovant’s Directors and Executive Officers in the Merger”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“Special Factors-Projected Financial Information”

“Special Factors-Interests of Urovant’s Directors and Executive Officers in the Merger”

“Important Information Regarding Urovant Sciences Ltd.”

Annex B: Opinion of Lazard

Presentations Provided by Citigroup Global Markets Inc. to the Board of Directors of Parent on July 22, 2020, September 7, 2020, September 9, 2020, September 10, 2020 and November 5, 2020 are attached hereto as Exhibits (c)(2), (c)(3), (c)(4), (c)(5) and (c)(6), respectively, and Presentations Provided by Lazard Frères & Co. LLC to the Special Committee on October 9, 2020, November 10, 2020 and November 12, 2020 are attached hereto as Exhibits (c)(7), (c)(8) and (c)(9), respectively, and are incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Record Date and Quorum”

“Summary Term Sheet-Required Votes”

“Summary Term Sheet-Conditions to the Merger”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“The Special General Meeting-Record Date and Quorum”

“The Special General Meeting-Purpose of the Special General Meeting”

“The Special General Meeting-Required Vote”

“The Merger Agreement-Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Summary Term Sheet-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

Annex B: Opinion of Lazard

Presentations Provided by Lazard Frères & Co. LLC to the Special Committee on October 9, 2020, November 10, 2020 and November 12, 2020 are attached hereto as Exhibits (c)(7), (c)(8) and (c)(9), respectively, and are incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors-Background of the Merger”

“Special Factors-Alternatives to the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Summary Term Sheet-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Summary of Presentations Provided by Citi”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“Where You Can Find Additional Information”

Annex B: Opinion of Lazard

Presentations Provided by Citigroup Global Markets Inc. to the Board of Directors of Parent on July 22, 2020, September 7, 2020, September 9, 2020, September 10, 2020 and November 5, 2020 are attached hereto as Exhibits (c)(2), (c)(3), (c)(4), (c)(5) and (c)(6), respectively, and Presentations Provided by Lazard Frères & Co. LLC to the Special Committee on October 9, 2020, November 10, 2020 and November 12, 2020 are attached hereto as Exhibits (c)(7), (c)(8) and (c)(9), respectively, and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Merger Agreement-Guaranty by Sumitomo Dainippon”

“Special Factors-Sources and Amounts of Funds or other Consideration; Expenses”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Termination Fee”

“Special Factors-Fees and Expenses”

“The Merger Agreement-Termination Fees and Limited Expense Reimbursement; Limitations on Liability”

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors-Certain Effects of the Merger”

“Important Information Regarding Urovant Sciences Ltd.-Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding Urovant Sciences Ltd.-Transactions in Urovant Common Shares by Controlling Purchaser”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Voting and Support Agreement”

“Important Information Regarding Urovant Sciences Ltd.-Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding Urovant Sciences Ltd.-Transactions in Urovant Common Shares by Controlling Purchaser”

Voting and Support Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Required Votes”

“Summary Term Sheet-Voting and Support Agreement”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

“The Special General Meeting-Voting by Company’s Directors and Executive Officers”

“The Special General Meeting-Required Vote”

“The Special General Meeting-Voting and Support Agreement”

“Voting and Support Agreement”

Voting and Support Agreement is attached hereto as Exhibit (d)(2) and is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors-Background of the Merger”

“Special Factors-Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“Special Factors-Controlling Purchaser’s Purposes and Reasons for the Merger”

“Special Factors-Position of the Controlling Purchaser as to Fairness of the Merger”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Urovant Sciences Ltd.-Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2020 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet-Opinion of Financial Advisor to the Special Committee”

“Questions and Answers about the Special General Meeting and the Merger”

“Special Factors-Background of the Merger”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Fees and Expenses”

“The Special General Meeting-Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Definitive Proxy Statement of Urovant Sciences Ltd. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on February 19, 2021).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special General Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Joint Press Release of Sumitovant Biopharma Ltd. and Urovant Sciences Ltd., dated November 12, 2020 (incorporated herein by reference to Exhibit 99.1 to Urovant’s Form 8-K filed with the Securities and Exchange Commission on November 13, 2020).

(a)(6) Press Release of Urovant Sciences Ltd., dated November 12, 2020 (incorporated herein by reference to the Exhibit 99.2 to Urovant’s Form 8-K filed with the Securities and Exchange Commission on November 13, 2020).

(a)(7) Electronic Mail sent by Urovant Sciences Ltd.’s principal executive officer to employees of Urovant Sciences Ltd. on November 12, 2020 (incorporated by reference to the Schedule 14A filed by Urovant Sciences Ltd. with the Securities and Exchange Commission on November 13, 2020).

(a)(8) Communications distributed on Urovant Sciences Ltd.’s social media accounts on November 12, 2020 (incorporated by reference to the Schedule 14A filed by Urovant Sciences Ltd. with the Securities and Exchange Commission on November 13, 2020).

(a)(9) Communications distributed on the LinkedIn social media account for Urovant Sciences Ltd.’s principal executive officer on November 13, 2020 (incorporated by reference to the Schedule 14A filed by Urovant Sciences Ltd. with the Securities and Exchange Commission on November 16, 2020).

(a)(10) Letters from Urovant Sciences Ltd.’s management mailed to certain partners and vendors, investigators and clinicians and recruits of Urovant Sciences Ltd. beginning on November 13, 2020 (incorporated by reference to the Schedule 14A filed by Urovant Sciences Ltd. with the Securities and Exchange Commission on November 16, 2020).

(b) None.

(c)(1) Opinion of Lazard Frères & Co. LLC (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Presentation to the Board of Directors of Parent, dated July 22, 2020, prepared by Citigroup Global Markets Inc. for the Board of Directors of Parent.

(c)(3) Presentation to the Board of Directors of Parent, dated September 7, 2020, prepared by Citigroup Global Markets Inc. for the Board of Directors of Parent.

(c)(4) Presentation to the Board of Directors of Parent, dated September 9, 2020, prepared by Citigroup Global Markets Inc. for the Board of Directors of Parent.

(c)(5) Presentation to the Board of Directors of Parent, dated September 10, 2020, prepared by Citigroup Global Markets Inc. for the Board of Directors of Parent.

(c)(6) Presentation to the Board of Directors of Parent, dated November 5, 2020, prepared by Citigroup Global Markets Inc. for the Board of Directors of Parent.

(c)(7) Presentation to the Special Committee, dated October 9, 2020, prepared by Lazard Frères & Co. LLC for the Special Committee.

(c)(8) Presentation to the Special Committee, dated November 10, 2020, prepared by Lazard Frères & Co. LLC for the Special Committee.

(c)(9) Presentation to the Special Committee, dated November 12, 2020, prepared by Lazard Frères & Co. LLC for the Special Committee.

(d)(1) Agreement and Plan of Merger, dated as of November 12, 2020, by and among Sumitovant Biopharma Ltd., Titan Ltd., Urovant Sciences Ltd., and Sumitomo Dainippon Pharma Co., Ltd. (incorporated herein by reference to Exhibit 2.1 of Urovant’s Form 8-K filed with the Securities and Exchange Commission on November 13, 2020).

(d)(2) Voting and Support Agreement, dated as of November 12, 2020, by and between Urovant Sciences Ltd. and Sumitovant Biopharma Ltd. (incorporated herein by reference to Exhibit 10.1 of Urovant’s Form 8-K filed with the Securities and Exchange Commission on November 13, 2020).

(d)(3) Investor Rights Agreement, dated December 27, 2019, by and among Sumitomo Dainippon Pharma Co., Ltd., Urovant Sciences Ltd., and Sumitovant Biopharma Ltd. (incorporated herein by reference to Exhibit 10.2 of Urovant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2019).

(d)(4) Information Sharing and Cooperation Agreement, dated May 21, 2020, by and between Urovant Sciences Ltd., and Sumitovant Biopharma Ltd. (incorporated herein by reference to Exhibit 10.1 of Urovant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 2020).

(f) Bermuda Law Appraisal Sections (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 19, 2021

SUMITOVANT BIOPHARMA LTD.

By:	/s/ Marianne L. Romeo
Name:	Marianne L. Romeo
Title:	Head, Global Transactions & Risk Management

TITAN LTD.

By:	/s/ Marianne L. Romeo
Name:	Marianne L. Romero
Title:	Head, Global Transactions & Risk Management

UROVANT SCIENCES LTD.

By:	/s/ James Robinson
Name:	James Robinson
Title:	Principal Executive Officer

SUMITOMO DAINIPPON PHARMA CO., LTD.

By:	/s/ Hiroshi Nomura
Name:	Hiroshi Nomura
Title:	Representative Director, President and CEO

Schedule A

Certain Information Concerning the Directors and Executive Officers of Sumitomo Chemical Co., Ltd.

Background of Sumitomo Chemical Co., Ltd.

Sumitomo Chemical Co., Ltd., organized under the laws of Japan, specializes in basic chemicals, petrochemicals, and fine chemicals such as photo-resists, pharmaceutical intermediates, and agrochemicals. It is listed on the first section of the Tokyo Stock Exchange and is a constituent of the Nikkei 225 stock index. Sumitomo Chemical Co. Ltd. has over 33,000 employees worldwide and operates in major markets, including Japan, the United States, China, the United Kingdom, and the European Union. It is the majority shareholder of Sumitomo Dainippon. Sumitomo Chemical Co., Ltd.’s principal executive offices are located at 27-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8260, Japan. Sumitomo Chemical Co., Ltd.’s telephone number is +81 3-5543-5142.

Directors and Executive Officers of Sumitomo Chemical Co., Ltd.

The names and material occupations, positions, offices or employment during the past five years of Sumitomo Chemical Co., Ltd.’s directors and executive officers are set forth below. Each of Sumitomo Chemical Co., Ltd.’s directors and executive officers is a citizen of Japan, except Marc Vermeire, who is a citizen of the Kingdom of Belgium. Unless otherwise stated, none of the listed persons, during the past five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, the address for each listed director or executive office is c/o Sumitomo Chemical Co., Ltd, 27-1 Shinkawa 2-chome, Chuo-ku, Tokyo 104-8260, Japan and the telephone number for each person listed below is +81 3-5543-5142.

Name	Position With Sumitomo Chemical Co., Ltd.
Masakazu Tokura	Representative Director, Chairman of the Board

Keiichi Iwata	Representative Director, President

Noriaki Takeshita	Representative Director, Petrochemicals & Plastics Sector

Masaki Matsui	Representative Director, IT-related Chemicals Sector, PLED Business Planning Office, Electronic Devices Development Center

Kingo Akahori	Representative Director, Energy & Functional Materials Sector

Nobuaki Mito	Representative Director, Health & Crop Sciences Sector

Hiroshi Ueda	Director, Research Planning and Coordination, Digital and Data Science Innovation, Process & Production Technology & Safety Planning, Production & Safety Fundamental Technology Center, Intellectual Property, Responsible Care, Industrial Technology & Research Laboratory, Environmental Health Science Laboratory, Advanced Materials Development Laboratory, Bioscience Research Laboratory

Hiroshi Niinuma	Director, General Affairs, Legal, Sustainability, Internal Control and Audit, Human Resources, Osaka Office Administration, Corporate Communications, Procurement, Logistics

Takashi Shigemori	Director, Corporate Planning, IT Innovation

Koichi Ikeda	Outside Director

Hiroshi Tomono	Outside Director

Motoshige Itoh	Outside Director

Atsuko Muraki	Outside Director

Marc Vermeire	Managing Executive Officer, Sumitomo Chemical Europ S.A./N.V., Sumitomo Chemical Agro Europe S.A.S.

Keiichi Sakata	Managing Executive Officer, Corporate Planning Dept.

Motoyuki Sakai	Managing Executive Officer, Sumitomo Chemical Asia Pte Ltd

Yoshiaki Oda	Managing Executive Officer, Corporate Planning Dept., Intellectual Property Dept.

Soji Sakamoto	Managing Executive Officer, Basic Materials Div., Industrial Chemicals Div., Resin-related Business Development Dept., Polyolefins Div., Automotive Materials Div.

Yoshihiro Miyoshi	Managing Executive Officer, Digital and Data Science Innovation Dept., Process & Production Technology & Safety Planning Dept., Production & Safety Fundamental Technology Center, Responsible Care Dept.

Seiji Takeuchi	Managing Executive Officer, Planning & Coordination Office, Petrochemicals & Plastics Sector, Responsible Care Dept., Petrochemicals & Plastics Sector, PetroChemicals Research Laboratory

Naoyuki Inoue	Managing Executive Officer, Rabigh Refining and Petrochemical Company

Yasuaki Sasaki	Managing Executive Officer, Inorganic Materials Div., Advanced Polymers Div.

Keigo Sasaki	Managing Executive Officer, Accounting, Finance, Corporate Communications Dept.

Kenji Ohno	Managing Executive Officer, General Affairs Dept., Legal Dept., Sustainability Dept., Internal Control and Audit Dept.

Masakazu Tokura has served as Chairman of the Board of Sumitomo Chemical Co., Ltd. since April 2019. He was president of Sumitomo Chemical Co., Ltd. from April 2015 to April 2019. From April 2014 until April 2015, he served as chief operating officer and has served as a Representative Director on the Board since June 2008.

Keiichi Iwata has served as President of Sumitomo Chemical Co., Ltd. since April 2019 and a Representative Director on the Board since June 2018. From June 2018 until April 2019, he served as Senior Managing Executive Officer managing the Business Planning and Administration Department. From April 2013 until June 2018, he served as a Managing Executive Officer.

Noriaka Takeshita has served as Senior Managing Executive Officer supervising the Petrochemicals & Plastics Sector at Sumitomo Chemical Co., Ltd. since April 2018. He has been a Representative Director on the Board since June 2017. From April 2013 until April 2018, he served as Managing Executive Officer supervising the Business Planning & Administration Department, Production Planning and Administration Department, and Human Resources. In addition, Mr. Takeshita has served as deputy chairperson of the board of directors of Rabigh Refining & Petrochemical Company since 2016.

Masaki Matsui has served as Managing Executive Officer at Sumitomo Chemical Co., Ltd. supervising the IT-related Chemicals Sector, PLED Business Planning, and Electronic Devices Development Center since June 2019. He has been a Representative Director on the Board since April 2017. Mr. Matsui has been an officer at Sumitomo Chemical Co., since April 2013, working in business planning and administration and sales and marketing.

Kingo Akahori has served as Managing Executive Officer supervising the Energy & Functional Materials Sector and a Representative Director on the Board of Sumitomo Chemical Co., Ltd. since June 2019. From April 2018 to June 2019, he also served as a Managing Executive Officer at Sumitomo Chemical Co., Ltd.. From April 2015 to April 2018, he held various roles as an officer at Sumitomo Chemical Co., Ltd. working in research and development, sales and marketing, and business planning and administration.

Nobuaki Mito currently serves as Managing Executive Officer and Representative Director on the Board of Sumitomo Chemical Co., Ltd. Since April 2019, he has been the officer in charge of the Planning and Coordination Office and the various business divisions in the Health and Crop Sciences Sector. From April 2015 until April 2019, he was an executive officer managing the Business Planning and Administration Department and the Intellectual Property Department, and has worked on creation of next-generation business and the formulation and promotion of IP strategies. Mr. Mito also serves currently as Chairman of Valent U.S.A. LLC, a wholly owned subsidiary of Sumitomo Chemical Co., Ltd. specializing in technological solutions for crop production and pest management, and Chairman of Valent BioSciences LLC, a company specializing in research, development, and commercialization of biorational pesticide products. The principal business address of Valent U.S.A. LLC is 4600 Norris Canyon Road, San Ramon, CA 94583 and the principal business address of Valent BioSciences LLC is 1910 Innovation Way, Suite 100, Libertyville, Illinois 60048.

Hiroshi Ueda has served as Executive Vice President of Sumitomo Chemical Co., Ltd. since April 2019 and supervises Research Planning and Coordination, Digital and Data Science Innovation, Process and Production Technology and Safety Planning, Intellectual Property, Responsible Care, the Production & Safety Fundamental Technology Center, the Industrial Technology & research Laboratory, the Environmental Health Science Laboratory, the Advanced Materials Development Laboratory, and the Bioscience Research Laboratory. Mr. Ueda has served as a Representative Director of the Board since June 2016. From April 2011 to June 2018, Mr. Ueda served as a Managing Executive Officer at Sumitomo Chemical Co., Ltd. and was responsible for Research and Development, Production, and Business Planning and Administration.

Hirohi Niinuma has served as Senior Managing Executive Officer of Sumitomo Chemical Co., Ltd. since April 2018 and supervises General Affairs, Legal Matters, Sustainability, Internal Control and Audit, Human Resources, Osaka Office Administration, Corporate Communications, Procurement, and Logistics. He has served as a Representative Director on the Board since June 2018. Prior to his senior role, he served as Managing Executive Officer from April 2013 to April 2018, supervising the Human Resources Department and General Affairs Department. In addition, Mr. Niinuma has served as a member of the board of directors of Sumitomo Seika Chemicals Co., Ltd, a chemical manufacturing company headquartered in Japan, since June 2017. The principal business address of Sumitomo Seika Chemicals Co., Ltd is 5-33 Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan.

Takashi Shigemori has served as Senior Managing Executive Officer since April 2019 and supervises Corporate Business Development, Corporate Planning, IT Innovation, Accounting, and Finance. He has been a Board member since June 2019. Mr. Shigemori was a Managing Executive Officer at Sumitomo Chemical Co., Ltd. from April 2016 to April 2019 and an officer at Sumitomo Chemical Co., Ltd. from April 2012 to April 2016.

Koichi Ikeda has served as an Outside Director on the Board of Sumitomo Chemical Co., Ltd. since June 2015. He has been an Advisor at Asahi Group Holdings, Ltd. since July 2011. Mr. Ikeda was a Representative Director and Chairman and CEO at Asahi Breweries, Ltd. from March 2006 to March 2010. The principal business address of Asahi Group Holdings, Ltd. is 1-23-1 Azumabashi, Sumida-Ku, Tokyo 130-8602, Japan.

Hiroshi Tomono has served as an Outside Director on the Board of Sumitomo Chemical Co., Ltd. since June 2015. He has served as a member of the board of directors of Kansai Electric Power Company, Inc., an electric utility distributing electricity to the Kansai region of Japan, since June 2020, a member of the board of directors of Japan Nuclear Fuel Limited since June 2016 and an Advisor at Nippon Steel Corporation since June 2015. The principal business address of Kansai Electric Power Company, Inc. is 3-6-16 Nakanoshima Kita-Ku Osaka, 530-8270, Japan. The principal business address of Japan Nuclear Fuel Limited is 4-108 Aza Okitsuke Oaza Obuchi, Rokkasho, Kamikita-Gun, Aomori Prefecture 039-3212, Japan. The principal business address of Nippon Steel Corporation is 2-6-1 Marunouchi, Chiyoda-ku, Tokyo 100-8071, Japan.

Motoshige Itoh has served as an Outside Director on the Board of Sumitomo Chemical Co., Ltd. since June 2018. He also currently serves as a member of the board of directors of East Japan Railway Company, a major passenger railway company in Japan, as a member of the board of directors of The Shizuoka Bank, Ltd, a Japanese regional bank headquartered in Shizuoka, and as an Outside Corporate Auditor at Hagoromo Foods Corporation, a Japanese food manufacturing company. Mr. Itoh is an academic by trade and has served as a professor at Gakushuin University from April 2016 to the present date. He was a dean of Graduate School of Economics and Faculty of Economics at the University of Tokyo from October 2007 to March 2016. The principal business address of East Japan Railway Company is 2-2-2 Yoyogi Shibuya-Ku, Tokyo 151-8578, Japan. The principal business address of The Shizuoka Bank, Ltd is 1-10 Gofukucho Aoi-Ku Shizuoka-shi, Shizuoka 420-8760, Japan. The principal business address of Hagoromo Foods Corporation is 11-1, Minamicho, Suruga-ku, Shizuoka-shi, Shizuoka 422-8067, Japan.

Atsuko Muraki has served as an Outside Director on the Board of Sumitomo Chemical Co., Ltd. since June 2018. She has also served as a member of the board of directors of Sompo Holdings, Inc., a Japanese insurance holdings company, since 2019. In addition, since June 2016, she has served as a member of the board of directors of ITOCHU Corporation, a Japanese general trading company specializing in textiles, metals and minerals, food, machinery, energy and chemicals, and real estate. From July 2013 until October 2015, she served as Vice Minister of Health, Labour and Welfare. The principal business address of Sompo Holdings, Inc. is 26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8338, Japan. The principal business address of ITOCHU Corporation is 1-3, Umeda 3-chome, Kita-ku, Osaka, 530-8448, Japan. The principal business address of the Ministry of Health Labour and Welfare is 1-2-2 Kasumigaseki Chiyoda-ku, Tokyo 100-8916, Japan.

Marc Vermeire has served as Managing Executive Officer managing Sumitomo Chemical Europe S.A./N.V. and Sumitomo Chemical Agro Europe S.A.S. since April 2020. From April 2016 to April 2020, Mr. Vermeire served as an Executive Officer with Sumitomo Chemical Europe on a special mission related to the Corporate Business Development Department and the Corporate Planning Department. From April 2015 to April 2016, he served as Executive Officer with Sumitomo Chemical Europe on a special mission related to the Corporate Planning & Coordination Office.

Keiichi Sakata has served as Managing Executive Officer managing the Corporate Planning Department since April 2020. From June 2019 to April 2020, Mr. Sakata served as an Auditor with Shinto Paint Co., Ltd., a chemical manufacturing company. From April 2019 to June 2019, Mr. Sakata served as Managing Executive Officer at Sumitomo Chemical Co., Ltd., responsible for the Corporate Planning Department and the IT Innovation Department. From April 2018 to April 2019, Mr. Sakata served as Managing Executive Officer, Health & Crop Sciences Sector – Planning & Coordination Office, AgroSolutions Division –International, and Animal Nutrition Division. From April 2016 to April 2018, Mr. Sakata served as Executive Officer, Health & Crop Sciences Sector – Planning & Coordination Office and Agro Solutions Division – International. From April 2014 to April 2016, Mr. Sakata served as Executive Officer, Health & Crop Sciences Sector – Planning & Coordination Office and Animal Nutrition Division. The principal business address of Shinto Paint Co., Ltd. is 10-73, Minamitsukaguchi-cho 6-Chome, Amagasaki-shi, Hyogo 661-8511, Japan.

Motoyuki Sakai has served as Managing Executive Officer managing Sumitomo Chemical Asia Pte Ltd since April 2018. From April 2017 to April 2018, he served as Executive Officer, Energy & Functional Materials Sector – Planning & Coordination Office. From April 2016 to April 2017, Mr. Sakai served as Executive Officer, Corporate Planning Dept. and Energy & Functional Materials Sector – Planning & Coordination Office. From April 2014 to March 2016, Mr. Sakai served as Executive Officer, Corporate Planning & Coordination Office, responsible for Business Development, Corporate Development, IT Management, and Corporate Planning; and as General Manager, Corporate Planning & Coordination Office, responsible for Business Development.

Yoshiaki Oda has served as Managing Executive Officer managing the Corporate Planning Department and Intellectual Property Department since April 2019. From March 2019 to April 2019, Mr. Oda served as External Director, Bonac Corporation, a pharmaceutical company. From April 2019 to March 2019, Mr. Oda served as Managing Executive Officer responsible for Research Planning and Coordination Department, Industrial Technology & Research Laboratory, and Advanced Materials Development Laboratory. From April 2017 to April 2018, Mr. Oda served as Executive Officer, Research Planning and Coordination Department and Advanced Materials Development Laboratory; and also as General Manager, Research Planning and Coordination Department. From April 2016 to April 2017, Mr. Oda served as Executive Officer, Research Planning and Coordination Dept. and Advanced Materials Development Laboratory; and as General Manager, Advanced Materials Research Laboratory. From April 2015 to April 2016, Mr. Oda served as Executive Officer supervising Technology, Research & Development in the Corporate Planning & Coordination Office, the Tsukuba Material Development Laboratory, and the Advanced Materials Research Laboratory; and as General Manager, Tsukuba Material Development Laboratory and Advanced Materials Research Laboratory. The principal business address of Bonac Corporation is Fukuoka Bio Factory, 1488-4 Aikawa, Kurume Fukuoka 839-0861, Japan.

Soji Sakamoto has served as Managing Executive Officer managing the Basic Materials Division, Industrial Chemicals Division, Resin-related Business Development Department, Polyolefins Division, and Automotive Materials Division since April 2019. From April 2018 to April 2019, Mr. Sakamoto served as Managing Executive Officer, Basic Materials Div., Industrial Chemicals Div., Resin-related Business Development Dept., Polyolefins Div., Automotive Materials Div., and Methacrylates Div. Mr. Sakamoto has served as a member of the board of directors of Japan Exlan Co., Ltd, a chemical manufacturing company, since April 2018. From April 2017 to April 2018, Mr. Sakamoto served as Executive Officer, Resin-related Business Development Dept., Polyolefins Div., Automotive Materials Div., and Methacrylates Div. From April 2017 to March 2019, Mr. Sakamoto served as General Manager, Methacrylates Div. From April 2016 to April 2017, Mr. Sakamoto served as Executive Officer, Petrochemicals & Plastics Sector – Resin-related Business Development Dept., Polyolefins Div., and Methacrylates Div. Mr. Sakamoto has served as Auditor of Shindai-Ichi Vinyl Corporation, a chemical manufacturing company, since April 2016. Mr. Sakamoto has also served as Director, LG MMA Corp, a chemical manufacturing company, since April 2016. From April 2013 to March 2016, Mr. Sakamoto was on loan to Sumitomo Chemical Asia Pte Ltd. The principal business address of Sumitomo Chemical Asia Pte Ltd. is 3 Fraser Street, #07-28 DUO Tower, Singapore 189352.

The principal business address of LG MMA Corp. is 23F LG Seoul Station Building, 98, Huam-ro, Jung-gu, Seoul, Korea. The principal business address of Shindai-Ichi Vinyl Corporation is 10-2, Nishishinbashi 1-chome, Minato-ku, Tokyo 105-0003, Japan. The principal business address of Japan Exlan Co., Ltd. is Toyobo Bldg. 6F, 2-2-8 Dojimahama, Kita-ku, Osaka 530-0004, Japan.

Yoshihiro Miyoshi has served as Managing Executive Officer managing the Digital and Data Science Innovation Department, Process & Production Technology and Safety Planning Department, Production & Safety Fundamental Technology Center, and Responsible Care Department since April 2019. From April 2017 to April 2019, Mr. Miyoshi served as Executive Officer, Chiba Works and Petrochemicals Research Laboratory. From June 2014 to April 2017, Mr. Miyoshi served as Associate Officer and from June 2014 to March 2019 as General Manager, Chiba Works.

Seiji Takeuchi has served as Managing Executive Officer managing the Planning & Coordination Office, Petrochemicals & Plastics Sector, Responsible Care Department, and Petro Chemicals Research Laboratory since April 2020. From July 2018 to April 2020, Mr. Takeuchi served as Director, Rabigh Refining and Petrochemical Company, a hydrocarbon and petrochemical production company. From April 2016 to July 2018, Mr. Takeuchi served as Executive Officer, Rabigh Refining and Petrochemical Company. From April 2015 to April 2016, Mr. Takeuchi served as Associate Officer, General Manager, Planning & Coordination Office and Petrochemicals & Plastics Sector. The principal business address of Rabigh Refining and Petrochemical Company is Petrorabigh Bld 200, PO Box 101 Rabigh 21911, Kingdom of Saudi Arabia.

Naoyuki Inoue has served as Managing Executive Officer managing the Rabigh Refining and Petrochemical Company since April 2020. From April 2016 to April 2020, Mr. Inoue served as Executive Officer, Rabigh Refining and Petrochemical Company. From April 2011 to March 2016, Mr. Inoue was on loan to The Polyolefin Company (Singapore) Pte. Ltd., a polyolefin manufacturing company. The principal business address of The Polyolefin Company (Singapore) Pte. Ltd. is 150 Beach Road #10-00 Gateway West Singapore 189720.

Yasuaki Sasaki has served as Managing Executive Officer managing the Inorganic Materials Division and Advanced Polymers Division since April 2020. Mr. Sasaki has served as Director, Koei Chemical Co., Ltd. a subsidiary of Sumitomo Chemical Co., Ltd., since June 2019. From April 2019 to April 2020, Mr. Sasaki served as Executive Officer, Inorganic Materials Div. and Advanced Polymers Div. From April 2018 to April 2019, Mr. Sasaki served as Executive Officer, Internal Control and Audit Dept., Human Resources Dept., and Osaka Office Administration Dept. From April 2016 to April 2018, Mr. Sasaki served as Executive Officer, Human Resources Dept. and Osaka Office Administration Dept. From June 2015 to April 2016, he served as General Manager, Human Resources Dept. The principal business address of Koei Chemical Co., Ltd. is 1-8, Nihonbashi-Koamicho, Chuo-ku, Tokyo 103-0016, Japan.

Keigo Sasaki has served as Managing Executive Officer managing Accounting, Finance, and the Corporation Communications Department since April 2020. From April 2018 to April 2020, Mr. Sasaki served as Executive Officer, Accounting Dept., Finance Dept., and Corporate Communications Dept. From April 2016 to April 2018, Mr. Sasaki served as Executive Officer, Accounting Dept. and Finance Dept. and from April 2016 to March 2018, Mr. Sasaki served as General Manager of the Accounting Dept. From April 2011 to April 2016, Mr. Sasaki served as General Manager, Finance & Accounting Office.

Kenji Ohno has served as the Managing Executive Officer managing the General Affairs Department, Legal Department, Sustainability Department, and Internal Control and Audit Department since April 2020. Mr. Ohno has served as an Auditor with Sumitomo Seisen Kabushiki Kaisha since March 2020. From April 2019 to April 2020, Mr. Ohno served as Executive Officer, General Affairs Dept., Legal Dept., CSR Dept., Internal Control and Audit Dept. From April 2016 to April 2019, Mr. Ohno served as Executive Officer, General Affairs Dept., Legal Dept., and CSR Dept.; and from April 2016 to March 2019, Mr. Ohno served as General Manager, Legal Dept. From June 2014 to April 2016, Mr. Ohno served as General Manager, Legal & Corporate General Affairs Office. The principal business address of Sumitomo Seisen Kabusiki Kaisha is 6-3, Roppongi 1-chome, Minato-ku, Tokyo 106-0032, Japan.